



UN
SECURITIES AND
Washington, D.C. 20549



10029272

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/09**___ AND ENDING___**12/31/09**___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benjamin Securities Investment Company, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3603 RidgeviewDrive

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Missouri City   **Texas**   **77459-4046**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABBM Group, Ltd LLP   *me)*
Certified Public Accountants
19 Briar Hollow Lane, Suite 263
(Address)   Houston, Texas 77027   (State) *j*   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Benjamin Franklin Smith Jr.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Benjamin Securities Investment Company, Inc.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Benjamin F. Smith
Signature
Chief Executive Officer

Title

Albert Quang Banh 02/26/10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



ABBM Group, Ltd LLP
Certified Public Accountants

19 Briar Hollow Lane, Suite 263
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benjamin Securities Investment Co., Inc.

We have audited the accompanying statement of financial condition of Benjamin Securities Investment Co., Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities Investment Co., Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

ABBM Group Ltd LLP

ABBM Group, Ltd LLP

Houston, Texas
February 26, 2010

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and money market accounts	$8,353
Receivable from broker-dealer and clearing organizations	11,708
Other receivables	336
Clearing deposit	11,362
Securites owned, at fair value	115,804
Property and equipment, net of accumulated depreciation of $20,971	-
Total assets	$147,563

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:

Accounts payable and accrued expenses	$2,039
Accounts payable, shareholders	3,113
Total liabilities	5,152

Stockholders' equity:

Common stock, no par value, 1,000 shares authorized, 10,000 shares issued and outstanding	160,001
Retained earnings (deficit)	(17,590)
Total stockholders' equity	142,411
Total liabilities and stockholders' equity	$ 147,563

The accompanying notes are an integral part of these statements

Revenue

Investment advisory fees	$	115,933
Commissions		6,941
Interest and dividends		1,789
Property and equipment, net of accumulated depreciation of $20,971		124,663

Expenses

Compensation and related costs	91,600
Commissions	3,094
Regulatory fees	1,385
Occupancy	9,726
Communications and data processing	4,194
Professional fees	850
Other expenses	3,833
Total expenses	114,682
Operating income	9,981

Other income (expense)

Realized and unrealized gains on securities owned		39,590
Income before tax		49,571
Provision for taxes on income		1,370
Net income	$	48,201

The accompanying notes are integral part of these statement s

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Statement of Stockholders' Equity
Year Ended December 31, 2009

	Common Stock		Retained Earnings (Deficit)		Total
	Shares	Amount			
Balances, December 31, 2008	10,000	$ 160,001	$ (65,791)	$	94,210
Net income			48,201		48,201
Less, Dividends paid			-		-
Balances, December 31, 2009	10,000	$ 160,001	$ (17,590)	$	142,411

Cash flows from operating activities:

Net income (loss)	$48,201
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	-
Realized and unrealized (gains) losses on securities owned	(39,590)
Change in assets and liabilities	
(Increase) decrease in receivables	(1,865)
Increase (decrease) in accounts payable and accrued expenses	(458)
Increase (decrease) in accounts payable, shareholders	(2,832)
Net cash flows from operating activities	3,456

Cash flows from investing activities:

Proceeds from sale of securities owned	-
Purchase of securities owned	(4,068)
Increase in deposit account	(15)
Purchase of property and equipment	-
Net cash flows from investing activities	(4,083)

Cash flows from financing activities:

Dividends paid	-
Net cash flows from financing activities	-

Net increase (decrease) in cash	(627)
Cash, beginning of period	8,980
Cash, end of period	$ 8,353

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	-
Cash paid for income tax	-

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business – Benjamin Securities Investment Co., Inc. (identified in these footnotes as "we" or the Company) is a Texas corporation incorporated on August 12, 1996. We are based in the Houston Gulf Coast area of Texas. We use December 31 as a fiscal year for financial reporting purposes.

Benjamin and Joyce Smith own 90% of our outstanding shares.

We are a broker-dealer registered with the SEC and are a member of FINRA and the Securities Investors Protection Corporation (SIPC). We have a fully disclosed correspondent agreement with Southwest Securities, Inc. effective October 2, 1996. This agreement remains in effect.

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii). This rule provides that it shall not be applicable to a broker or dealer:

(ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents.

Restricted cash – As a condition to enter into the fully disclosed correspondent agreement, Southwest Securities, Inc. required us to deposit $10,000 with them. The agreement does not stipulate any restriction on the cash deposit. However, we consider the maintenance of this deposit necessary to the continuation of the correspondent agreement with Southwest Securities, Inc. The value of the account at December 31, 2009 was $11,361.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of

these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable – accounts receivable are evaluated by management periodically for collectibility, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2009, no allowance was deemed necessary.

Securities owned - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Federal income taxes – We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable FASB Topics regarding *Accounting for Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 – Uncertainty in financial markets:
During the year ended December 31, 2008, worldwide financial markets experienced severe turmoil. Many stock markets suffered significant declines in values, unemployment increased in many places, and reported corporate profits declined. In addition, many stock prices on stock exchanges around the world declined dramatically. As a result of this financial upheaval, which was widely chronicled, governments around the world took extreme measures in an attempt to stabilize markets. At this time, it is unclear whether the measures will be successful, or how long the financial downturn will continue. While we are optimistic

that conditions will improve in the near term, there can be no assurance that will occur. We have not determined the effect, if any, the financial turmoil will have on our business.

Note 3 – Receivable from and payable to broker-dealer and clearing organizations:
Receivables from broker-dealer and clearing organizations include the following:

Receivable from clearing organizations	$ -
Fees and commissions receivable	11,708
Total	$11,708

Payables to broker-dealer and clearing organizations include the following:

Payable to clearing organizations	$ -
Fees and commissions payable	415
Total	$415

At December 31, 2009, and during the year then ended, we had no subordinated liabilities.

NOTE 4 – Investment in securities owned:
FASB ASC 820, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Fair Value Measurements Using:		
December 31, 2009:	**Fair Value**	**Quoted Prices In Active Markets For Identical Assets (Level 1)**	**Level 2 and Level 3 Inputs**
Marketable equity securities	$115,804	$115,804	-
Total	$115,804	$115,804	-

A reconciliation of Fair Values is as follows:

December 31, 2009:	Investment in Securities Owned
Beginning balance	$72,146
Total gains or losses (realized and unrealized) included in Statement of Income	39,590
Purchases, sales, issuances, and settlements (net)	4,068
Ending balance	$115,804

Gains and losses (realized and unrealized) included in net income (loss) for the year ended December 31, 2009 are reported in net appreciation in fair value of investments.

Note 5 - Federal income tax:

We follow applicable FASB Topics regarding *Accounting for Income Taxes*. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for Federal income tax, using the expected rate of 15%, consists of the following:

	Year Ended December 31, 2009
Federal income tax attributable to:	
Current operations	$7,436
Timing difference, nondeductible realized capital losses	-
Permanent difference, nontaxable dividend income	(127)
Change in deferred tax valuation allowance	(5,939)
Net provision for Federal income tax	$1,370

The cumulative tax effect at the expected rate of 15% of significant items comprising our net deferred tax amount is as follows:

	December 31, 2009
Deferred tax asset attributable to:	
Capital operating loss carryover	$1,641
Unrealized depreciation in value of securities	5,982
Less, Valuation allowance	(7,623)
Net deferred tax asset	-

At December 31, 2009, we had an unused capital loss carryover of $10,938 that is available to offset future realized capital losses; it expires in 2013.

Note 6 – Related party transactions:
At December 31, 2009, we owed Benjamin and Joyce Smith, our majority shareholders, the amount of $3,113 for expenses paid on our behalf or funds advanced.

We share office space, computers, furniture and fixtures and office supplies with Smith & Smith, Certified Public Accountants, which is owned by our shareholders Benjamin and Joyce Smith. In connection with that arrangement, we paid $8,367 in rent during 2009 to Benjamin and Joyce Smith under a month-to-month rental arrangement. For calendar year 2010, we expect to pay approximately $12,000 under the month-to-month rental arrangement. There is no written lease.

Note 7 – Fidelity bond:
We carry a $25,000 fidelity bond as required by FINRA.

Note 8 – Concentrations of credit risks:
The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 – Restatement of prior year's financial statements:
Our financial statements of December 31, 2008, as previously reported, were restated as a result of errors discovered subsequent to the issuance of the financial statements. The previously issued statements failed to include the change in unrealized loss on investments owned in the statement of income. Other minor restatements were also made. A reconciliation follows:

Income before tax, as previously reported	$2,033
Change in unrealized appreciation (depreciation) in fair value of investments	(85,547)
Other changes	73
Income (loss) before tax, as restated	(83,441)
Provision for taxes on income	1,894
Net income (loss) as restated	($85,335)

Note 10 – Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $113,338, which was $108,338 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

Note 11 – Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through February 26, 2010, the date these financial statements are available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 12 - New accounting pronouncements:
The following recent accounting pronouncements:

- FASB Statements
  - Number 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123,*
  - Number 149, *Amendment of Statement 133 on Derivative Investments and Hedging Activities,*
  - Number 150, *Financial Instruments with Characteristics of Both Liabilities and Equity,*
  - Number 151, *Inventory Costs – an amendment of ARB 43, Chapter 4,*
  - Number 152, *Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67,*
  - Number 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29,*
  - Number 154, *Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,*
  - Number 155, *Accounting for Certain Hybrid Financial Statements – an amendment of FASB Statements No. 133 and 140,*
  - Number 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140,*
  - Number 157, *Fair Value Measurements*
  - Number 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R),*
  - Number 159, *the Fair Value Option for Financial Assets and Financial Liabilities,*
  - Number 160, *Noncontrolling Interests in Consolidated Financial Statements,*
  - Number 161, *Disclosures about Derivative Instruments and Hedging Activities,*
  - Number 163, *Accounting for Financial Guarantee insurance Contracts,*
  - Number 165, *Subsequent Events,*
  - Number 166, *Accounting for Transfers of Assets (as amended)*
  - Number 167, *Amendments to FASB Interpretation No 46(R) (as amended)*
  - Number 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (as amended)*

- and FASB Interpretations
  - Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – and Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,*
  - Number 46(R), *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,*
  - Number 47, *Accounting for Conditional Asset Retirement Obligations,*
  - Number 48, *Accounting for Uncertainty in Income Taxes,*

are not currently expected to have a material effect on our financial Statements.

Schedule I

BENJAMIN SECURITIES INVESTMENT COMPANY, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total stockholders' equity	$ 142,411
Deduct stockholders' equity not allowable for net equity	(11,587)
Total stockholders' equity qualified for net capital	130,824
Subordinated borrowings	-
Other (deductions) or allowable credits - deferred income taxes	-
Total capital and allowable subordinated borrowings	130,824
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation of $20,971	-
Net capital before haircuts on securities positions	130,824
Haircuts on securities positions	(17,486)
Net Capital	$ 113,338
Aggregate indebtedness	
Total liabilities	$ 5,152
Total aggregate indebtedness	$ 5,152
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 108,338
Ratio of aggregate indebtedness to net capital	.05 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2009 as filed by Benjamin Securities Investment
Co., Inc. Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Benjamin Securities Investment Company, Inc.
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
For the Year Ended December 31, 2009

Balance of liabilities subordinated to claims of general creditors at beginning of year	0.00
Liabilities subordinated to claims of general creditors during the year	0.00
Balance of liabilities subordinated to claims of general creditors at end of year	0.00

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Statement Indicating the Exemption to 15c3-3 Claimed by the Firm
For the Year Ended December 31, 2009

Under Regulation 240.15c3-3(k)(2)(ii), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(2)(ii).

(2)   The provisions of this rule shall not be applicable to a broker or dealer:

(ii) who, as an introducing broker or dealer, clears all transactions, with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Possession or Control Requirement Under Rule 15c3-3
For the Year Ended December 31, 2009

This broker is an introducing broker on a fully disclosed basis and was not in possession or control of any securities during the year ended December 31, 2009.

See Accompanying Notes

Benjamin Securities Investment Company, Inc.
Reconciliation of:
1. Computation of net capital under Rule 15c3-1
2. Computation for Determination of the Reserve Requirement Under
   Exhibit A of Rule 15c3-3 for the year ended December 31, 2009

1. This broker did not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs (a)(2)(I) through (v) of Section 15c3-1. Therefore as per Reg. 15c3-1 par a(s)(vi); the minimum net capital requirement is $5,000.
2. A computation for reserve requirements under Exhibit A of Rule 15c3-3 shows a zero reserve requirement.

See Accompanying Notes



ABBM Group, Ltd LLP
Certified Public Accountants

19 Briar Hollow Lane, Suite 263
Houston, Texas 77027
(713) 552-9800
FAX (713) 552-9700
www.abbmgroup.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Benjamin Securities Investment Co., Inc.

In planning and performing our audit of the financial statements of Benjamin Securities Investment Co., Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ABBM Group Ltd LLP
ABBM Group, Ltd LLP

Houston, Texas
February 26, 2010